

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2015

Via E-mail
Joe A. Shearin
President and Chief Executive Officer
Eastern Virginia Bankshares, Inc.
330 Hospital Road
Tappahannock, VA 22560

>   **Re: Eastern Virginia Bankshares, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed July 16, 2015**
>   **File No. 333-205701**

Dear Mr. Shearin:

We have limited our review of your registration statement to those issues we have addressed in our comment below.

Please respond to this letter by amending your registration statement or providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Incorporation by Reference, page ii

1.   We note that you have incorporated by reference information about the registrant, as provided for in Items 10 through 13 of Form S-4, as applicable. General Instruction B of Form S-4 provides that such incorporation by reference is permissible if one of the conditions set forth in General Instruction B.1.a.(ii) is met, among others. Given that the aggregate market value of your common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form S-3, you may not be eligible to incorporate information about the registrant by reference at this time. Either provide us with an analysis demonstrating compliance with the applicable provisions of General Instruction B of Form S-4, or otherwise, please amend your registration statement to include the required information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell, Staff Attorney, at (202) 551-3454 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief

cc: Jacob Lutz
        Troutman Sanders LLP